CAM Group, Inc.

5900 Balcones Drive

Suite 100

Austin, TX 78731

August 6, 2024

Re:        CAM Group, Inc.

Offering Statement on Form 1-A: Request for Qualification

File No. 024-12339

Dear: Ms. Wirth:

CAM Group, Inc. (the "Company"), hereby requests qualification of the Company's above-referenced Offering Statement on Form 1-A ("Offering Statement") effective at 5:00 PM EDT on Wednesday, August 7, 2024, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Rafael Pinedo

Rafael Pinedo

President & CEO, CAM Group, Inc.